EXHIBIT (a)(21)

Investor Contacts:	Press Contacts:
Frank Yoshino Vice President, Finance (714) 885-3697	Katherine Lane Manager, Public Relations (714) 885-3828

Dan Burch/Amy Bilbija MacKenzie Partners (212) 929-5500	Andrew Cole/Diane Henry Sard Verbinnen & Co (415) 618-8750
PROXY Governance Recommends Against Broadcom Request for Special
Meeting to Replace Emulex Board
Emulex Urges Stockholders to Use the WHITE Proxy Card from Emulex to Revoke Consent on All Broadcom Proposals
COSTA MESA, Calif., June 24, 2009 — Emulex Corporation (NYSE:ELX) today announced that PROXY Governance, Inc., a leading proxy advisory firm, recommends against Broadcom Corporation’s (Nasdaq: BRCM) request for a special meeting to replace Emulex’s Board of Directors. The Emulex Board of Directors continues to urge stockholders to use the WHITE proxy card provided by Emulex to revoke consent on all Broadcom proposals.
In its recommendation against Broadcom’s proposal requesting a special meeting, the PROXY Governance report said, “This proposal to call a special meeting is part of a larger strategy by a potential strategic acquirer to complete an acquisition of the company at a price the board has already rejected as undervalued, and which is currently significantly below the market price for the company’s shares. As the company’s operations and financial health remain robust, indicating there is no intrinsic need to sell the company at all, we do not believe support for this proposal — much less the removal of the incumbent directors which the special meeting would propose — is warranted.”
In their report, PROXY Governance also stated, “An unsolicited buyout offer does not obligate a board to sell the company at a discount.”

Commenting on the Broadcom offer, PROXY Governance said, “The offer of $9.25, clearly, is an inappropriate anchor for any potential discussion of a sale, regardless of where shares traded in April.”
The PROXY Governance report also stated, “The strongest validation of the board’s analysis, however, comes from the market itself: on news of the $9.25 cash offer, shares jumped 47% to close at $9.69, materially above the cash offer price. Shares have generally trended up since then, closing as high as $11.30 per share — 17% above the cash offer price — on June 12, 2009, and closing most recently at $10.65, or a premium of 10% to the offer price, on June 22, 2009. Just as significantly, relatively few shares have traded since April 20, indicating that most shareholders - including merger arbitrageurs attracted by the Broadcom announcement — believe the company remains a value even at 10% over the takeout price.”
Jim McCluney, Emulex President and Chief Executive Officer, said, “We are pleased that PROXY Governance recommends rejecting Broadcom’s request for a special meeting where Broadcom would attempt to replace the current Emulex Board with hand-picked Broadcom nominees who we believe would support their grossly inadequate offer. We see no benefit for stockholders to give Broadcom, an owner of just 100 Emulex shares, a special meeting when our annual meeting on November 19 will provide a truly open forum for stockholders to express their views and vote on our entire Board. We respectfully disagree with PROXY Governance’s position on Proposal One, which would allow stockholders to call a special meeting with support of 10 percent of the outstanding shares because we believe in this case the special meeting Broadcom seeks is nothing more than an attempt to further their inadequate offer. We continue to urge stockholders to reject Broadcom’s consent solicitation and tender offer.”
PROXY Governance’s report, rejecting four of the five Broadcom proposals, follows a report issued June 19 by Glass Lewis & Co., a leading proxy advisory firm, which recommends against all five of Broadcom’s consent solicitation proposals.
To reject Broadcom’s tender offer and related consent solicitation, stockholders do NOT need to take any action on the GOLD colored card that they may have received from Broadcom. Instead, Emulex stockholders should sign and return the WHITE consent revocation card provided by

Emulex. Filling out and mailing this card will enable Emulex to keep informed of the process. Also, any stockholder who filled out and mailed a GOLD card but wishes to revoke it can simply complete and mail a WHITE card. Detailed instructions on how to complete the WHITE card can be found at www.emulexvalue.com or obtained by calling MacKenzie Partners, Inc. at 1-800-322-2885.
About Emulex
Emulex is the leader in converged networking solutions for the data center. Our Connectivity Continuum architecture provides intelligent networking services that transition today’s infrastructure into tomorrow’s unified network ecosystem. Emulex provides a single framework that intelligently connects every server, network and storage device within the data center. Through strategic collaboration and integrated partner solutions, Emulex provides its customers with industry leading business value, operational flexibility and strategic advantage. Emulex is listed on the New York Stock Exchange (NYSE:ELX) and has corporate headquarters in Costa Mesa, California. News releases and other information about Emulex Corporation are available at http://www.emulex.com.
Safe Harbor Statement
The statements set forth above include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that may be subject to the “safe harbor” of those Acts. The safe harbor does not apply to forward-looking statements made in connection with a tender offer. These forward-looking statements involve risk and uncertainties. The company wishes to caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. Those factors include the effect of Broadcom’s unsolicited tender offer to acquire all of Emulex’s outstanding common stock; the related consent solicitation of Broadcom and any related litigation on the company’s business; changes in economic conditions or changes in end user demand for technology solutions; Emulex’s dependence on a limited number of customers and the effects of the loss of, or decrease or delays in orders by, any such customers, or the failure of such customers to make payments; the rapidly changing nature of technology, evolving industry standards and frequent introductions of new products and enhancements by competitors; the effect of rapid migration of customers towards newer, lower cost product platforms; slower than expected growth of the storage networking market or the failure of the company’s Original Equipment Manufacturer (“OEM”) customers to successfully incorporate Emulex products into their systems; delays in product development; the highly competitive nature of the markets for Emulex’s products; Emulex’s ability to gain market acceptance for its products; any inadequacy of the company’s intellectual property protection or the potential for third-party claims of infringement; the company’s ability to attract and retain skilled personnel; and the company’s reliance on third-party suppliers. These and other factors which could cause actual results to differ materially from those in the forward-looking statements are also discussed in the company’s filings with the Securities and Exchange Commission (the “SEC”), including its recent filings on Forms 8-K, 10-K and 10-Q. All trademarks, trade names, service marks, and logos referenced herein belong to their respective companies.
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